Exhibit 99.2

21ST CENTURY FOX ANNOUNCES INCREASED RECOMMENDED PRE-CONDITIONAL CASH OFFER FOR SKY PLC

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

New York, NY – 11 July, 2018 – 21st Century Fox (“21CF”) and the Independent Committee of Sky PLC (“Sky”) announced that they have reached agreement on an increased recommended pre-conditional cash offer for the fully diluted share capital of Sky which 21CF and its Affiliates do not already own at a price of £14.00 for each Sky Share (the “Increased 21CF Offer”).

The price of £14.00 per Sky share represents:

–

a premium of approximately 82.1 per cent. to the Closing Price of £7.69 per Sky Share on 6 December 2016, being the last Business Day before the date on which an initial proposal was received from 21CF by Sky;

–	an increase of approximately 30.2 per cent. to the the Original 21CF Offer price of £10.75 per Sky Share;
–	an increase of approximately 12.0 per cent. to the Comcast Corporation Offer price of £12.50 per Sky Share announced on 25 April 2018 (the “Comcast Offer”); and
–	a multiple of approximately 14.1 times Sky Adjusted EBITDA of £2,249 million for the twelve month period ended 31 December 2017.

The Acquisition remains subject to one outstanding precondition, being the approval of the UK Secretary of State. On 10 July 2018, the UK Secretary of State stated that he intends to announce his final decisions by 12 July 2018.

Under the terms of the Increased 21CF Offer, Sky shareholders will be entitled to receive for each Sky share £14.00 in cash. The increased price includes an amount in lieu of a final dividend in respect of the financial year ended 30 June 2018. It is intended that the Acquisition will be implemented by means of a scheme of arrangement (the “Scheme”) under applicable UK law. However, 21CF reserves the right to implement the Acquisition by means of a takeover offer.

The Sky Independent Committee announced that in the context of the substantial premium achieved for shareholders, it agreed that, in the event 21CF elects to switch from the Scheme to a contractual offer, 21CF may reduce the minimum acceptance condition on such a contractual offer from a majority of the Sky Shares held by Sky shareholders unaffiliated with 21CF (as would otherwise be required by the provisions of the Co-operation Agreement that survived termination on 25 April 2018), to a simple majority of the Sky Shares (including those held by 21CF and its affiliates). The Sky Independent Committee announced that it intends to unanimously recommend that the Sky shareholders unaffiliated with 21CF: (i) vote in favour of the Scheme to implement the Increased 21CF Offer at the Sky shareholders meeting; and (ii) take no action in relation to the Comcast Offer.

21CF currently anticipates that the Acquisition will complete in the third calendar quarter of 2018.

Commenting on the recommended offer 21st Century Fox said:

“As the founding shareholder of Sky, we have remained deeply committed to bringing these two organizations together to create a world-class business positioned to deliver the very best entertainment experiences well into the future. We strongly believe that a combined 21CF and Sky will be a powerful driver for the continued growth and vibrancy of the UK and broader global creative industries. The enhanced scale and capabilities of the combination will enrich Sky’s ability to continue on its mission for years to come, especially at a time of dynamic change in our industry. This transformative transaction will position Sky so that it can continue to compete within an environment that now includes some of the largest companies in the world, but none of whom have demonstrated the same local depth of investment and commitment to the UK and to Europe.

We said when we announced our proposed acquisition of Sky that we were firmly committed to UK’s creative industries and the contribution they make to the UK economy. We remain committed to the UK and believe that our offer for Sky will bring the best value for all the company’s stakeholders and are delighted that the Independent Board of Sky has recommended our offer to its shareholders.”

On 20 June 2018, 21CF and Disney and certain of Disney’s wholly-owned subsidiaries entered into an amended and restated merger agreement, pursuant to which Disney has agreed to acquire for a price of US$38.00 per 21CF share, subject to certain adjustments, the same businesses Disney agreed to acquire under the previously announced merger agreement between 21CF and Disney (the “Disney Transaction”).

The Disney Transaction is subject to certain conditions precedent, including regulatory and shareholder approval, and is expected to complete within 6 to 12 months after 20 June 2018. Completion of the Sky acquisition is not a condition to completion of the Disney Transaction. Completion of the Sky acquisition will not affect the amount or form of consideration that stockholders of 21CF receive in the Disney Transaction.

Disney has provided its consent to the increased indebtedness that would be incurred by 21CF as a result of the Increased 21CF Offer. Also, in the event that the Disney Transaction does not complete due to the failure to obtain regulatory approvals or in certain other limited circumstances, Disney has agreed to reimburse 21CF for an amount equal to the difference between the cash consideration of £14.00 and £13.00 for each share of Sky purchased by 21CF pursuant to the Increased 21CF Offer, plus any interest and fees on such amount.

This announcement should be read in conjunction with the full announcement, which includes additional information about the terms of the Increased Offer and the Bridge Credit Agreement described below, which was issued in accordance with Rule 2.7 of the UK City Code on Takeovers and Mergers, and which can be found on our website at www.21cf-offer-for-sky.com/en/home/ (the “UK Announcement”).

For further information, please contact:

Investors:

Reed Nolte: + 1 212-852-7092

Mike Petrie: + 1 212-852-7130

Media:

Julie Henderson: + 1 310-369-0773

Nathaniel Brown: + 1 212-852-7746

Miranda Higham: + 44 (0) 20 7019-5632

About 21st Century Fox

21st Century Fox is one of the world’s leading portfolios of cable, broadcast, film, pay TV and satellite assets spanning six continents across the globe. Reaching more than 1.8 billion subscribers in approximately 50 local languages every day, 21st Century Fox is home to a global portfolio of cable and broadcasting networks and properties, including FOX, FX, FXX, FXM, FS1, Fox News Channel, Fox Business Network, FOX Sports, Fox Sports Regional Networks, National Geographic Channels, Star India, 28 local television stations in the U.S. and more than 350 international channels; film studio Twentieth Century Fox Film; and television production studios Twentieth Century Fox Television and a 50 per cent ownership interest in Endemol Shine Group. 21st Century Fox also holds approximately 39.1 per cent of the issued shares of Sky, Europe’s leading entertainment company, which serves nearly 23 million households across five countries. For more information about 21st Century Fox, please visit www.21CF.com.

Further information

This announcement is for information purposes only and is not intended to, and does not, constitute or form part of any offer or invitation, or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be implemented solely pursuant to the terms of the scheme document to be published in connection with it, which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any decision in respect of, or other response to, the Acquisition should be made only on the basis of the information contained in the scheme document. Sky shareholders are advised to read the formal documentation in relation to the Acquisition carefully once it has been dispatched.

This announcement does not constitute a prospectus or prospectus equivalent document.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about and observe any applicable requirements. In particular, the ability of persons who are not resident in the UK to vote their Sky shares with respect to the scheme of arrangement at the court meeting in connection with it, or to execute and deliver forms of proxy appointing another to vote at the court meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. This announcement has been prepared for the purpose of complying with English law and the UK City Code on Takeovers and Mergers and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK. Sky shareholders who are in any doubt regarding such matters should consult an appropriate independent advisor in the relevant jurisdiction without delay. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Unless otherwise determined by 21CF or required by the UK City Code on Takeovers and Mergers, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a restricted jurisdiction where to do so would violate the laws of that jurisdiction and no person may vote in favour of the Acquisition by any use, means, instrumentality or form within a restricted jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction.

Accordingly, copies of this announcement and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any restricted jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any restricted jurisdiction. If the Acquisition is implemented by way of a contractual offer (unless otherwise permitted by applicable law and regulation), the offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any restricted jurisdiction and the offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

Further details in relation to Sky shareholders in overseas jurisdictions will be contained in the scheme document.

Additional information for US investors

The Acquisition relates to the shares of an English company and is being made by means of a scheme of arrangement provided for under English company law. The Acquisition is not subject to the tender offer rules or the proxy solicitation rules under the US Securities Exchange Act of 1934, as amended (the US Exchange Act). Accordingly, the Acquisition is subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of US tender offer and proxy solicitation rules. If, in the future, 21CF exercises the right to implement the Acquisition by way of a takeover offer and determines to extend the offer into the US, the Acquisition will be made in compliance with applicable US laws and regulations. Financial information included in this announcement and the scheme document has been or will have been prepared in accordance with non-US accounting standards that may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US.

It may be difficult for US holders of Sky shares to enforce their rights and any claim arising out of the US federal laws in connection with the Acquisition, since Sky is located in a non-US jurisdiction, and some or all of its officers and directors reside outside of the US. Therefore, US holders of Sky shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the information contained in this document.

US shareholders also should be aware that the transaction contemplated herein may have tax consequences in the United States and, that such consequences, if any, are not described herein. US shareholders are urged to consult with legal, tax and financial advisors in connection with making a decision regarding this transaction.

21CF reserves the right, subject to the prior consent of the Panel, to elect to implement the Acquisition by way of an Offer. If the Acquisition is implemented by way of an Offer, it will be done in compliance with the applicable tender offer rules under the US Exchange Act, including Section 14(e) of the US Exchange Act and Regulation 14E thereunder. 21CF, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Sky outside such an Offer during the period in which such an Offer would remain open for acceptance. If such purchases or arrangements to purchase were to be made, they would be made outside the US and would apply in accordance with applicable law, including the US Exchange Act and the UK City Code on Takeovers and Mergers.

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements related to the manner in which the parties plan to effect the acquisition, the expected benefits and costs of the acquisition, the expected timing of the completion of the acquisition, the various conditions to which the acquisition is subject, the terms of the acquisition, the manner in which 21CF plans to finance the acquisition, the effect of the acquisition on 21CF’s and its subsidiaries’ future prospects, and the potential future financial impact of the acquisition. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

No profit forecast or estimates

No statement in this announcement is intended as a profit forecast or profit estimate for any period. No statement in this announcement should be interpreted to mean that earnings per Sky share or earnings per 21CF share for the current or future financial years would necessarily match or exceed the historical published earnings per Sky share or earnings per 21CF share.

Important Information About the Disney Transaction and Where to Find It

In connection with the proposed transaction among The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”) and TWDC Holdco 613 Corp. (“New Disney”), New Disney has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-225850) (as amended, the “Form S-4”), which was declared effective by the SEC on June 28, 2018. The Form S-4 includes an updated joint proxy statement of Disney and 21CF and also constitutes a prospectus of New Disney (the “updated joint proxy statement/prospectus”). The updated joint proxy statement/prospectus was mailed to the respective stockholders of Disney and 21CF on or about June 28, 2018. This updated joint proxy statement/prospectus replaces the definitive joint proxy statement/prospectus which Disney and 21CF previously filed with the SEC on May 24, 2018 and mailed to their respective stockholders on or about June 1, 2018 (the “original joint proxy statement/prospectus”). 21CF will file with the SEC a registration statement for a newly formed subsidiary (“New Fox”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF, Disney and New Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4, the updated joint proxy statement/prospectus or the registration statement of New Fox or any other document which 21CF, Disney or New Disney may file with the SEC.

INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE UPDATED JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the registration statements and the updated joint proxy statement/prospectus and, when available, other documents filed with the SEC by 21CF, Disney and New Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of:

21CF	Disney
1211 Avenue of Americas	c/o Broadridge Corporate Issuer Solutions
New York, NY 10036	P.O. Box 1342
Attention: Investor Relations	Brentwood, NY 11717
1 (212) 852 7059	Attention: Disney Shareholder Services
Investor@21CF.com	1 (855) 553 4763

Participants in the Solicitation

21CF, Disney, New Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 12, 2018, which are filed with the SEC. A more complete description is available in the registration statement on Form S-4 and the updated joint proxy statement/prospectus, and will be available in the registration statement of New Fox.

Publication on Website

This announcement will be made available free of charge, subject to certain restrictions in relation to persons resident in Restricted Jurisdictions, at www.21CF-offer-for-Sky.com by no later than 12 noon (London time) on the day after the announcement is made.

Neither the content of any website referred to in this announcement nor the content of any website accessible from hyperlinks is incorporated into, or forms part of, this announcement.